SYNAPTOGENIX, Inc.

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

April 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Gama and Celeste Murphy

Re:	Synaptogenix, Inc.
Registration Statement on Form S-3
Filed April 15, 2022
File No. 333-264325 (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Synaptogenix, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Wednesday, April 27, 2022, at 4:01p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Daniel A. Bagliebter of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6856 with any questions regarding this request.

Very truly yours,

SYNAPTOGENIX, INC.
/s/ Robert Weinstein
Robert Weinstein Chief Financial Officer, Secretary and Executive Vice President

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.
Daniel A. Bagliebter, Esq.